UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Singapore Fund Inc
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

82929L109
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,359,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,359,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,359,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.85%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,359,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,359,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,359,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.85%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).          Name of Issuer:

           Singapore Fund Inc.

Item 1(b).          Address of Issuer’s Principal Executive Offices:

           The principal executive offices of the Fund are located at:

           Singapore Fund Inc.,
           c/o Daiwa Securities Trust Company
           One Evertrust Plaza – 9th Floor
            Jersey City, NJ 07302-3051
           Attn : Yuko Tatezawa, Secretary (201-915-3089) or Leonard B. Mackey, Jr.
           Assistant Secretary

Item 2.               Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario,  Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and seventeen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).
EWF, GEM, IEM, BMI, FREE, FRONT, PLUS, GFM, and Tradex are collectively referred to herein as the “City of London Funds.”
The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.               Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 2,359,100 Shares beneficially owned by the Reporting Persons was $26,926,979, inclusive of brokerage commissions. The aggregate purchase price of the 185,844 Shares owned directly by EWF was $2,116,623, inclusive of brokerage commissions. The aggregate purchase price of the 283,795 Shares owned directly by BMI was $3,549,335, inclusive of brokerage commissions. The aggregate purchase price of the 215,154 Shares owned directly by IEM was $3,284,688, inclusive of brokerage commissions. The aggregate purchase price of the 280,684 Shares owned directly by FREE was $3,946,514, inclusive of brokerage commissions.  The aggregate purchase price of the 5,505 Shares owned directly by PLUS was $71,329, inclusive of brokerage commissions. The aggregate purchase price of the 281,069 Shares owned directly by GEM was $2,007,474, inclusive of brokerage commissions. The aggregate purchase price of the 375 Shares owned directly by GFM was $4,859, inclusive of brokerage commissions.  The aggregate purchase price of the 1,106,674 Shares owned directly by the Segregated Accounts was $11,946,193, inclusive of brokerage commissions.

Item 4.               Purpose of Transaction.

The Reporting Persons believe the Board of Directors of the Fund allowed the Fund’s shares to trade at a persistent discount to net asset value (“NAV”) for too long, failing to act in the best interests of shareholders.  Furthermore, at the June 2, 2010 Annual Meeting of Stockholders, the Fund’s stockholders voted by a margin of more than 4:1 to approve a shareholder’s non-binding proposal for the Fund to conduct semiannual tender offers for 10% of the Fund’s shares at 98% of net asset value.  The Fund’s management has done nothing to implement this proven technique to enable stockholders to sell shares at prices closer to NAV.

Item 5.               Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 2,359,100 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 24.85 % of the 9.493 million Shares outstanding as of April 30, 2010, as reported by the Fund. As of the date hereof, EWF, IEM, BMI, FREE, PLUS,GEM, GFM and the Segregated Accounts owned directly 185,844, 215,154, 283,795, 280,684, 5,505, 281,069,  375 and 1,106,674 Shares, respectively, representing approximately 1.96%, 2.27%, 2.99%, 2.96%, 0.06%, 2.96%, 0.001% and 11.66%, respectively, of the 9.493 million Shares outstanding as of April 30, 2010,.

(c).  Information with respect to all transactions in the Shares beneficially owned by the
Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Trade Date	Tran Type	Par Value / Shares	Trade Price
Account	10/7/2010	SELL	600.00	16.3200
Account	10/11/2010	SELL	6.00	16.4000

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.               Materials to be Filed as Exhibits.

See Letter dated November 29, 2010 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 1, 2010

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

Andrew Davison Barry Olliff Douglas Allison David Cardale George Robb Allan Bufferd Carlos Yuste Thomas Griffith	Non-Executive Chairman Chief Executive Officer Finance Director Non-Executive Director Non-Executive Director Non-Executive Director Business Development Director Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale Barry Olliff Douglas Allison Thomas Griffith Carlos Yuste	Non-Executive Chairman Chief Executive Officer / Chief Investment Officer Finance Director Director Director

Exhibit A

November 29, 2010

VIA OVERNIGHT COURIER

Yuko Uchida, Secretary
The Singapore Fund, Inc.
c/o Daiwa Securities Trust Company
One Evertrust Plaza

Jersey City, New Jersey 07302, U.S.A.

Dear Mr. Uchida:

City of London Investment Management Company, Inc. (“City of London”) is the beneficial owner of 2,359,100 shares of common stock of The Singapore Fund, Inc. (“SGF” or the “Fund”).  City of London submits the enclosed shareholder proposal (the “Proposal”) to terminate the investment advisory agreement between the Fund and Daiwa SB Investments (Singapore), Ltd. for inclusion in the proxy statement that SGF plans to circulate to its shareholders in advance of the 2011 SGF annual meeting, anticipated to be held in April 2011 (the “Meeting”).  City of London submits this proposal pursuant to Securities and Exchange Commission Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

City of London has continuously owned at least $2,000.00 in market value of the common stock of the Fund for more than one year prior to the date of the submission of this proposal.  Attached hereto are copies of City of London’s Schedule 13G and amendments thereto filed with the Securities and Exchange Commission by City of London demonstrating that City of London has beneficially and continuously owned at least $2,000.00 in market value of the common stock of the Fund for well in excess of 12 months.   City of London intends to continue ownership of at least $2,000.00 in market value of the common stock of the Fund at least through the date of the Fund’s 2011 annual meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiencies.

Very truly yours, City of London Investment Management Company Limited / s /Jeremy Bannister Name: Jeremy Bannister Title: Director, Corporate Governance

Encls.

SHAREHOLDER PROPOSAL

TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT BETWEEN THE FUND AND DAIWA SB INVESTMENTS (SINGAPORE), LTD.

This proposal has been submitted by City of London Investment Management Company, Inc. (“City of London”), the beneficial owner of 2,359,100 shares, or 24.85%, of the outstanding common shares of The Singapore Fund, Inc.  City of London is an emerging markets fund manager, which manages investments of more than $1.5 billion in United States exchange-listed closed-end management investment companies, and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

BE IT RESOLVED, that all investment advisory contracts between the Singapore Fund, Inc. (the “Fund”) and Daiwa SB Investments (Singapore), Inc. shall be terminated by the Fund at the earliest date the Fund is legally permitted to do so.

SUPPORTING STATEMENT

The Fund’s shares have traded at a persistent discount to net asset value (“NAV”) for too long, while Daiwa and the Board have done nothing to cure it, and ignored the stockholders’ calls for them to fix this problem.

For example, at the June 2, 2010 Annual Meeting of Stockholders, the Fund’s stockholders voted by a margin of more than 4:1 to approve a shareholder’s non-binding proposal for the Fund to conduct semiannual tender offers for 10% of the Fund’s shares at 98% of net asset value.  The Fund’s management has done nothing to implement this proven technique to enable stockholders to sell shares at prices closer to NAV.

City of London believes that the Board is too closely aligned with Daiwa and has put Daiwa’s interests ahead of the stockholders’ interests.  The Fund needs a new advisor who will put the interests of stockholders first.  City of London believes that the termination of the existing investment management agreement with Daiwa will make the Fund’s management more responsive to stockholders’ objectives and lead to the reduction or elimination of the persistent discount of the market price of the Fund’s shares to NAV.

City of London urges your support for the proposal to terminate the current investment advisory contract for the Fund.   Thank you.

Very truly yours, City of London Investment Management Company Limited / s /Jeremy Bannister Name: Jeremy Bannister Title: Director, Corporate Governance